[LOGO] Koor Industries Ltd.
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                                                        Office Of Legal Counsel
                                                        21 Ha'arba'ah st.
                                                        Tel-Aviv 64739
                                                        Israel
                                                        Tel.:972-3-6238420
                                                        Fax: 972-3-6238425

                                                        27 November 2002

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The Securities Authority        The Tel Aviv Stock Exchange     The Registrar of Companies
22 Kanfei Nesharim St.          54 Ahad Ha'am St.               97 Yafo St.
Jerusalem 95464                 Tel Aviv 65202                  Jerusalem 91007
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Fax: 02-6513940                 Fax: 03-5105379
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Dear Sirs,


Re: Immediate Report (NO. 23/2002)
    Koor Industries Ltd. (Company No. 52-001414-3)
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Koor Industries Ltd. (hereinafter: "Koor" or "The  Company") hereby announces as follows:

  1. Today in the morning, the Company has published in the United States a press release regarding the following matter:

        o Completion of the sale of 30% of the Company's holdings in Elisra to Elta Electronic Systems in exchange for 100 million dollars in cash.

2.       Attached please find the press release.



                                                             Yours Sincerely,

                                                           Shlomo Heller, Adv.
                                                             Legal Counsel

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        Koor Industries Ltd.
        Platinum House
        21 Ha'arba'ah Street
[LOGO]  Tel Aviv, Israel 64739
        Tel.972.3.623.8333
        Fax.972.3.623.8334
        www.koor.com


KOOR INDUSTRIES LTD. RECEIVES $100M FOLLOWING COMPLETION OF THE SALE OF 30% IN ELISRA ELECTRONIC SYSTEMS TO ELTA ELECTRONIC SYSTEMS
Estimated capital gain on transaction - $75 million; $25m already recorded in Third Quarter 2002 under tax item

TEL AVIV, Israel - November 27, 2002 - Koor Industries (NYSE:KOR), a leading Israeli investment holding company, announced today that it has completed the sale of a 30% minority stake in Elisra Electronic Systems Ltd. ("Elisra") to Elta Electronic Systems Ltd. ("Elta"), a wholly owned subsidiary of Israel Aircraft Industries Ltd., based on a company value of $330 million. Koor Industries will receive $100 million of proceeds in cash.

Koor expects to record a $75 million capital gain from this transaction, $25 million of which has already been recorded in the financial statements for the third quarter and the nine-month period ended September 30, 2002. The balance of approximately $50 million will be recorded in the fourth quarter of 2002.

Danny Biran, President of Koor Industries and Chairman of Elisra said: "We are very pleased with the completion of the transaction, and are convinced that the cooperation between Elisra and Elta will ensure both long term growth and prosperity for the companies."

Yuval Yanai, Senior Vice President and Chief Financial Officer said: "In accordance with Koor's loan agreements with its banks, $75 million of the proceeds will go towards repayment of bank debt. Koor's net debt following completion of the transaction will stand at slightly over $415 million".

About Koor
Koor Industries Ltd. is one of Israel's largest and leading investment holding companies. Koor Industries invests actively in telecommunications through its holdings in ECI Telecom, Telrad Networks, and Nortel Networks Israel and owns controlling stakes in Israel's major defense electronics companies through the Elisra Group, and in Agro-chemicals through MA Industries. Koor Industries, through its Koor Corporate Venture Capital arm invests in early stage high growth Israeli companies in the areas of telecommunications technologies, information technology, semiconductors, life sciences. Koor Industries is traded on the Tel Aviv and New York Stock Exchanges (NYSE:KOR).

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For further information, please contact:
Yuval Yanai - Senior Vice President and CFO
Koor Industries Ltd.
Tel. +9723 6238 310
Fax. +9723 6238 313
www.koor.com
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Forward  looking  statements  in this  release  involve  a number  of risks  and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.